EXHIBIT 99

FOR MORE INFORMATION: <u>**FOR IMMEDIATE RELEASE**</u>
Becky Evans
The Dow Chemical Company
989-636-5847

Andrew N. Liveris Elected Dow President and COO;
William S. Stavropoulos Continues as Chairman and CEO

Midland, MI - November 11, 2003 - The Dow Chemical Company's Board of Directors today announced the election of Andrew N. Liveris, 49, Business Group President, Performance Chemicals, as President and Chief Operating Officer (COO). William S. Stavropoulos will relinquish his role as President, but will continue as Chairman of the Board and Chief Executive Officer (CEO). These actions are effective today.

"In selecting Andrew, the Board followed a thorough and thoughtful process," said Harold T. Shapiro, Presiding Director of the Dow Board and President Emeritus and Professor of Economics and Public Affairs, Princeton University. "We selected him unanimously after considering his broad and diverse background of international business experience, strong strategic acumen, and demonstrated capacity for leadership, as well as his recognized respect for people and their contributions."

In addition to continuing a sharp focus on Dow's action plan for financial recovery, Liveris also will initially be responsible for reviewing Dow's long-term strategy and aligning an organizational structure for improving shareholder value.

"Underpinning this appointment will be a dedication to our short-term action plan for controlling expenses and strengthening our price and volume position in the marketplace to improve earnings and cash flow," said Stavropoulos. "Given the changing dynamics of the global industry, Andrew will lead a strategic review of the Company in order to manage our businesses for long-term value."

Stavropoulos also announced the formation of the Office of the CEO, a newly-created executive leadership team. "This Office will assure that Dow delivers on its strategic priorities and integrates all dimensions of the Company," said Stavropoulos. Comprising the Office will be Arnold A. Allemang, Executive Vice President; Liveris; J. Pedro Reinhard, Executive Vice President and Chief Financial Officer; and Stavropoulos.

Reporting to Liveris in his new executive capacity will be the businesses in the Performance Plastics, Performance Chemicals, Chemicals, Plastics and Hydrocarbons & Energy operating segments; the functions of Research and Development; Marketing and Sales; and Information Technology; and most geographic regions of the Company. Dow AgroSciences and the Latin American regions will continue to report to Reinhard. Allemang and Reinhard, as well as the functions of Operations, Finance, Human Resources, Environment, Health and Safety, Public Affairs and Legal, will continue to report to Stavropoulos.

Liveris' 27-year Dow career has spanned manufacturing, sales, marketing, new business development and management. He has worked for Dow in Australia, Thailand, Hong Kong and the United States. Liveris has been Business Group President since April 2000 of the $5.1 billion Performance Chemicals portfolio of more than 30 diverse specialty chemical businesses organized in seven global business units. Today, Dow Performance Chemicals ranks in size among the top five specialty chemical companies in the world, based on sales and earnings.

Liveris is a board member and member of the Executive Committee of the OPTIMAL Group of Companies, a set of joint ventures in Malaysia that serve as Dow's first major integrated petrochemical facility in Asia. He has served in leadership positions for the Soap and Detergent Association and for the American Chemistry Council. Liveris resides in Midland, Michigan, where he is a board member of the Midland Center for the Arts, the Lake Huron Area Council of the Boy Scouts of America and a member of the Midland advisory board of Comerica Bank.

Liveris graduated with a bachelor's degree in Chemical Engineering from the University of Queensland, Brisbane, Australia.

Dow is a leading science and technology company that provides innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $28 billion, Dow serves customers in more than 170 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of Sustainable Development, Dow and its approximately 50,000 employees seek to balance economic, environmental and social responsibilities.